

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2013

Via E-mail
Michael A. DeSimone
Chief Executive Officer
Borderfree, Inc.
292 Madison Avenue, 5th Floor
New York, NY 10017

Re: **Borderfree, Inc.**
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted October 18, 2013
CIK No. 0001277141

Dear Mr. DeSimone:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated August 15, 2013.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to comment 9. Please clarify your disclosure here and in risk factors on page 40 that executive officers, directors, and more than 5% stockholders will have substantial control after the offering. Your summary should specify the percentage of common stock that they will beneficially own after the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

2.   We note your response to prior comment 13 regarding your purchase of Canada Post Corporation's Borderfree unit in March of 2012. Please incorporate your response in your registration statement to clarify that the Canada Post customers that you acquired were primarily integrated into your existing platform. Further, please revise to clarify how much of your revenue growth for the fiscal year ended December 31, 2012 is attributable to customers acquired through Canada Post versus organic growth.

Key Metrics, page 52

3.   We note your response in prior comment 17 regarding whether your renewal or retention rates are key metrics used by management to evaluate your business. While you indicate that you have unusually high retention rates, as evidenced by your average retention rate of 93% since 2008. Please advise us whether there have been material fluctuations of year-to-year retention rates during this period.

4.   Your response to prior comment 18 addresses why you believe Gross Merchandise Volume is a key metric, but does not discuss the relevance of metrics such as Number of Customers and Number of Customer Ecommerce Sites. As noted in our prior letter, since the majority of your revenues are concentrated with your top 10 customers, it would appear that such metrics lack context compared to other metrics such as number of orders shipped. Please advise.

Components of Results of Operations

Cost of Revenue, page 54

5.   We note your response to prior comment 27. Please explain in greater detail why an investor would not consider the margins for each revenue stream to be relevant information. The revenue earned from fulfillment services is the largest revenue stream and it appears that the gross margin on these services would be significantly different than that earned on the global ecommerce services.

Critical Accounting Policies and Estimates

Revenue Recognition, page 57

6.   We have reviewed your response to prior comment 23. We note your disclosure in your revenue recognition policy continues to appear to indicate that there is a single unit of accounting for each transaction as it relates to multi-element arrangements. Please revise

this disclosure to clarify that there is a separate transaction with your customers and the consumers.

Results of Operations

Comparison of Six Months Ended June 30, 2012 and 2013

Revenue, page 64

7.   Your disclosure indicates that the growth in fulfillment services revenue was offset by a reduction in average fulfillment revenue per order as you have negotiated more favorable rates and added shipping options resulting in reduced costs to the consumer. We further note your quarterly results on page 70 that revenue for the quarter ended June 30, 2013 decreased slightly from the quarter ended March 31, 2013. In comparison, we note on page 52 that gross merchandise volume continues to increase. Please tell us your consideration if the reduction in average fulfillment revenue per order is a trend that will continue and should be disclosed. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Comparison of Years Ended December 31, 2011 and 2012

Provision for income taxes, page 69

8.   We note your response to prior comment 28. Your discussion of your provision for income taxes should be included within your results of operations. This disclosure should discuss the significant reconciling items between your statutory rate and your effective tax rate that are specific for each period presented. Please also disclose the effective tax rate for each period that is disclosed.

Business, page 77

9.   We note your response to prior comment 30 that backlog is not applicable to your business and that you have no material committed backlog. Please describe your bookings, which you indicate is a metric used to evaluate your executive officers as part of your executive compensation disclosure on page 105. In particular, please clarify whether bookings represents advanced orders, contracts or commitments.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

10.   We note you have expanded your revenue recognition policy to discuss returns. Please clarify your disclosure to indicate whether when a consumer returns a purchase to your customer, if the fee paid to you by your customer under global ecommerce services is refunded to your customer.

11.   We note your response to comment 40. Please indicate whether your employees are stationed at the third-party hubs and prepare the merchandise for shipment. On page 86 you state that "[you] send the consumer an international shipment confirmation e-mail, which includes a link to a page where the consumer can track his or her parcel's progress." Tell us whether this e-mail is provided by you or by the delivery service. Further, clarify why you believe you have inventory risk while merchandise is at the third-party hub and during shipment from the hub. We note that you state that "all parcels shipped by [you] have a parcel protection and replacement guarantee in case of any logistics issues that result in a lost or damaged parcel." Please indicate whether you or the delivery service is providing this protection and guarantee. In addition, tell us whether your pricing is subject to customer approval and describe how you consider competitive pricing on your ability to set the pricing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
       Joseph C. Theis, Jr., Esq.
       Goodwin Procter LLP